U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2020

Commission File No.: 001-04192

Scully Royalty Ltd.

(Translation of registrant's name into English)

Unit 803, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China

(Address of office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCULLY ROYALTY LTD.

By:	/s/ Samuel Morrow
Samuel Morrow
Chief Financial Officer

Date:	October 5, 2020

NEWS RELEASE

CORPORATE UPDATE

Hong Kong, October 5, 2020, Scully Royalty Ltd. (the “Company”, together with its subsidiaries, the “Group”) (NYSE: SRL), in response to an inaccurate report recently publicly released by a third party, provides an update on its litigation relating to an alleged guarantee of the former parent company of the Group, as well as an update on its iron ore royalty interest.

Corrective Update on Litigation

As previously disclosed, the Company and certain of its subsidiaries were named as defendants in a legal action related to an alleged guaranteed of the former parent of the Group in the amount of approximately EUR 43 million. The Company disputes the validity of this alleged guarantee, has received two legal opinions that the alleged guarantee is invalid, and does not believe that the claim linking the alleged guarantee to the Group has merit.

As part of this litigation, the plaintiff was granted, in the Cayman Islands, an initially ex parte (without any notice) freeze order, which, among other things, restricts the Company from selling or disposing of certain shares in subsidiaries and other assets, without certain conditions or approvals being met. This is not a monetary judgment; it is a freeze order which is only applicable in the Cayman Islands. The Company has appealed this decision and currently expects the appeal to be heard in front of a three-judge panel in the second half of 2021.

This freeze order has no implications on our ongoing daily businesses and we do not currently expect that this litigation will ultimately result in a material impact on our financial results. At the same time, we have filed a counterclaim against the plaintiff in excess of their claims against us. This counterclaim is not inclusive of other potential damage claims which we intend to raise in the future.

We currently expect that this litigation, which is in its very early stages, will not be resolved in the short-term.

Update on the Iron Ore Royalty Interest

As previously announced, in June 2019, the owner of the Scully Mine announced that it had achieved first production from its restart of the mine. Since then, the owner has continued its ramp-up of production from the mine. As a result, we earned CDN$10.8 million in gross royalty income in the first six months of 2020, compared to CDN$5.5 million and CDN$1.7 million for the full-year in 2019 and 2018, respectively.

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Stakeholder Communications

Management welcomes any questions you may have in relation to this press release, its financial filings or any other matter. Further:

-	stakeholders are encouraged to read the Company’s entire annual report, which includes our audited financial statements and managements discussion and analysis, for the year ended December 31, 2019, for a greater understanding of our business and operations; and

-	direct any questions regarding the information in this report to our North American toll-free line at 1 (844) 331 3343 or email info@scullyroyalty.com to book a conference call with our senior management.

Forward-Looking Statements

This news release contains statements which are, or may be deemed to be, "forward-looking statements" which are prospective in nature, including expected business plans and any statements regarding beliefs, expectations or intentions regarding the future. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as "plans", "expects" or "does not expect", "is expected", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, revenues, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause our actual results, revenues, performance or achievements to differ materially from our expectations include, among other things: (i) commodities price volatility; (ii) economic and market conditions; (iii) risks inherent to litigation or the operation of iron ore mines; and (iv) other factors beyond our control. Such forward-looking statements should therefore be construed in light of such factors. Other than in accordance with its legal or regulatory obligations, the Company is not under any obligation and the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties is set out in the "Risk Factors" section of our annual report on Form 20-F filed with the Securities and Exchange Commission and Canadian securities regulators.

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